UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ____ No X

TABLE OF CONTENTS

Press Release dated September 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: September 21, 2006

PRESS NOTE

Ponzano, 21st September 2006 - Benetton Group informs that management eligible for the incentive plan 2004-2007 has the possibility to exercise the first tranche of options.

It has been agreed to annul the second tranche.

The management and the Company have also decided to redefine the overall structure, perimeter and criteria of the incentive plan.

For further information and contacts:

Media

0039 0422519036

www.benettongroup.com/press

Investor Relations

0039 0422519412

www.benettongroup.com/investors